Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (as amended, supplemented, restated and/or modified from time to time, this “Agreement”) is entered into as of October 29, 2026, by and between GORILLA TECHNOLOGY GROUP INC., a company limited by shares organized under the laws of the Cayman Islands (the “Company”), and [ *** ], a Delaware limited partnership (the “Investor”).

BACKGROUND

A. The board of directors (the “Board of Directors”) of the Company has authorized the issuance to the Investor of the Notes, the Warrants and the Pre-Delivery Shares (each as defined below).

B. The Investor desires to purchase the Notes, the Warrants and the Pre-Delivery Shares on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and agreements set forth herein, and intending hereby to be legally bound, the Company and the Investor hereby agree as follows:

1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.

“Agreement” has the meaning set forth in the preamble.

“Amended and Restated Memorandum and Articles of Association” means the Amended and Restated Memorandum and Articles of Association of the Company, as amended and/or restated from time to time, as in effect on the date hereof.

“Blue Sky Application” has the meaning set forth in Section 9.3(a).

“Board of Directors” has the meaning set forth in the recitals.

“Business Day” means any day other than a Saturday, Sunday or any other day on which banks are permitted or required to be closed in New York City.

“Capital Stock” means the Ordinary Shares and any other classes of capital stock of the Company.

“Change of Control” means, with respect to the Company, on or after the date of this Agreement:

(a)	a change in the composition of the Board of Directors of the Company at a single shareholder meeting where a majority of the individuals that were directors of the Company immediately prior to the start of such shareholder meeting are no longer directors at the conclusion of such meeting, without prior written consent of the Investor;

(b)	a change, without prior written consent of the Investor, in the composition of the Board of Directors of the Company prior to the termination of this Agreement where a majority of the individuals that were directors as of the date of this Agreement cease to be directors of the Company prior to the termination of this Agreement;

(c)	other than a shareholder that holds such a position at the date of this Agreement, if a Person comes to have beneficial ownership, control or direction over more than fifty percent (50%) of the voting rights attached to any class of voting securities of the Company;

(d)	the consummation of a merger, consolidation, or similar transaction resulting in the holders of fifty percent (50%) of the voting rights attached to any class of voting securities of the Company immediately prior to such merger, consolidation, or similar transaction ceasing to hold fifty percent (50%) of the voting rights attached to any class of voting securities;

(e)	the sale or other disposition by the Company or any of its Subsidiaries in a single transaction, or in a series of transactions, of all or substantially all of their respective assets;

(f)	the consummation of a “going private” transaction as a result of which the Ordinary Shares cease to be registered under Section 12(b) or 12(g) of the 1934 Act; or

(g)	a “Change of Control” (or the analogous term used therein) occurs under any Indenture.

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Commitment Fee” means in respect of any Closing an amount equal to three percent (3.0%) of the applicable Funding Amount in respect of such Closing.

“Company” has the meaning set forth in the preamble.

“Conversion Shares” means the Ordinary Shares issuable upon the full or any partial conversion of a Note.

“Convertible Securities” means any securities convertible into or exercisable or exchangeable for, directly or indirectly, Ordinary Shares.

“Disclosure Letter” has the meaning set forth in Section 3.

“Effectiveness Period” has the meaning set forth in Section 9.2(a).

“Equity Interests” means and includes capital stock, membership interests and other similar equity securities, and shall also include warrants or options to purchase capital stock, membership interests or other equity interests.

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Event of Default” has the meaning set forth in Section 7.1.

“Exempted Indebtedness” means any Indebtedness incurred after the date hereof by the Company for a Project or by a Project Subsidiary, the proceeds of which are used solely to finance or refinance the development, design, construction, acquisition, installation, expansion or operation of such Project, together with related capital and operating expenditures, reserves, capitalized interest and transaction costs; provided that:

(a) the Indebtedness is incurred only by the Company for a Project and/or by a Project Subsidiary, and no Subsidiary other than the applicable Project Subsidiary is a borrower, issuer, guarantor or other obligor of the Indebtedness, except as permitted by clause (b);

(b) the provider of the Indebtedness has recourse only to (i) the applicable Project Subsidiary, the related Project and the assets, revenues and contracts thereof, (ii) the Equity Interests in such Project Subsidiary and (iii) any guarantee, completion guarantee, equity contribution undertaking or support undertaking by the Company of such Project Subsidiary’s obligations;

(c) at the time the Indebtedness is incurred, no Event of Default has occurred and is continuing, and no Event of Default would result from incurring it;

(d) no agreement or document relating to the Indebtedness contains any covenant or provision that would cause the Company to violate or otherwise contravene this Agreement, the Notes or any other Transaction Document;

(e) the Indebtedness does not cause the Company to breach any covenant in any agreement governing other Indebtedness of the Company outstanding on the date hereof, including Section 4.14 of each of (i) the Indenture dated June 5, 2026 (the “June 2026 Indenture”), and (ii) the Indenture dated July 17, 2026 (the “July 2026 Indenture”), each between the Company and U.S. Bank Trust Company, National Association, as trustee;

(f) the gross proceeds of such Indebtedness are no less than $500,000,000; and

(g) the Company gives the Investor written notice of the incurrence of the Indebtedness, together with a reasonably detailed description of the Project, the principal amount and the material terms of the financing, within five (5) Trading Days after the incurrence.

“Exempted Securities” means (a) Ordinary Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company (“Equity Plan”), (b) securities issued upon the exercise or exchange of or conversion of any Securities issued hereunder, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company; provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (d) Ordinary Shares issued under the Permitted ATM provided that the amount of Ordinary Shares issuable on any one Trading Day shall not exceed ten percent (10%) of the volume of the Ordinary Shares traded on the Trading Market on such Trading Day, and (e) securities issued upon the exercise, exchange or conversion of Convertible Securities or Ordinary Share Equivalents outstanding on the date hereof (including the notes issued under the Indentures dated June 5, 2026 and July 17, 2026 and the Company’s Series C warrants), provided that such Convertible Securities or Ordinary Share Equivalents have not been amended after the date hereof to decrease the applicable exercise, exchange or conversion price (other than pursuant to their existing terms).

“Form 6-K” has the meaning set forth in Section 5.10.

“Funding Amount” means an amount equal to up to One Hundred Million and Zero/100 United States Dollars ($100,000,000.00).

“HSR Act” has the meaning set forth in Section 5.15.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means: (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, current swap agreements, interest rate hedging agreements, interest rate swaps, or other financial products; (c) all capital lease obligations that exceed $150,000 in the aggregate in any fiscal year; (d) all obligations or liabilities secured by a lien or encumbrance on any asset of the Company, irrespective of whether such obligation or liability is assumed; (e) all obligations for the deferred purchase price of assets, together with trade debt and other accounts payable that exceed $150,000 in the aggregate in any fiscal year; (f) all synthetic leases; (g) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse) any of the foregoing obligations of any other person; (h) trade debt; and (i) endorsements for collection or deposit.

“Indenture” means any of the June 2026 Indenture, the July 2026 Indenture and any similar indenture (including any replacements and/or substitutions of the foregoing).

“Initial Closing” has the meaning set forth in Section 2.2(a).

“Investor” has the meaning set forth in the preamble to this Agreement.

“Investor Group” shall mean the Investor together with any other Person with which the Investor is considered to be part of a group under Section 13 of the 1934 Act or with which the Investor otherwise files reports under Sections 13 and/or 16 of the 1934 Act.

“Investor Party” has the meaning set forth in Section 5.11.

“Investor Shares” means the Conversion Shares, the Warrant Shares, the Pre-Delivery Shares and any other shares issued or issuable to the Investor pursuant to this Agreement, any Note or any Warrant.

“IP Rights” has the meaning set forth in Section 3.10.

“June 2026 Indenture” has the meaning set forth in the definition of “Exempted Indebtedness”.

“July 2026 Indenture” has the meaning set forth in the definition of “Exempted Indebtedness”.

“Law” means any law, rule, regulation, order, judgment or decree, including, without limitation, any federal and state securities Laws.

“Legend Removal Date” shall have the meaning set forth in Section 5.1(c).

“Material Adverse Effect” means any material adverse effect on (i) the businesses, properties, assets, operations, results of operations or financial condition of the Company, or the Company and the Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder or under the Notes; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: (a) any adverse effect resulting from or arising out of general economic conditions; (b) any adverse effect resulting from or arising out of general conditions in the industries in which the Company and the Subsidiaries operate; (c) any adverse effect resulting from any changes to applicable Law; or (d) any adverse effect resulting from or arising out of any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; provided, further, that any event, occurrence, fact, condition or change referred to in clauses (a) through (d) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company and/or the Subsidiaries compared to other participants in the industries in which the Company and the Subsidiaries operate.

“Maximum Percentage” means 9.99%.

“Money Laundering Laws” has the meaning set forth in Section 3.25.

“Note” means each senior convertible promissory note issued as part of the series of Notes pursuant to Section 2.1.

“OFAC” has the meaning set forth in Section 3.23.

“Ordinary Shares” means the ordinary shares of the Company, par value per share $0.001.

“Ordinary Share Equivalent” means any rights or warrants or options to purchase any Ordinary Shares or Convertible Securities, other than rights or warrants or options to purchase any Ordinary Shares or Convertible Securities granted or issued under any Equity Plan.

“Outstanding Principal Amount” shall have the meaning set forth in the Notes.

“Permitted ATM” means any “at-the-market offering” (as defined in Rule 415(a)(4) under the 1933 Act) of Ordinary Shares or Ordinary Share Equivalents by the Company, or any similar continuous or periodic offering program under which the Company may issue and sell Ordinary Shares or Ordinary Share Equivalents from time to time, directly or through one or more sales agents, underwriters, or placement agents acting as agent or principal, into an existing trading market for the Ordinary Shares (including on or through the facilities of the Trading Market) or to or through a market maker, at prevailing market prices or at prices related to prevailing market prices. This includes any such offering made under an equity distribution agreement, sales agreement, at-the-market issuance sales agreement, or similar agreement, whether pursuant to a registration statement on Form F-3 (or any successor form) or otherwise, and whether entered into before, on, or after the date of this Agreement. For the avoidance of doubt, a Permitted ATM does not include any equity line of credit or similar arrangement under which an investor commits to purchase securities at a future determined price, which is governed by the definition of “Prohibited Transaction.”

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Pre-Delivery Shares” means up to $40,000,000 worth of Ordinary Shares (as determined pursuant to the definition of Pre-Delivery Share Amount) to be used as pre-delivery shares.

“Pre-Delivery Share Amount” means in respect of any Closing an amount of Pre-Delivery Shares equal to One United States Dollar ($1.00) worth of Pre-Delivery Shares for each Two United States Dollars and Fifty Cents ($2.50) of the applicable Funding Amount. For purposes of determining the value of Pre-Delivery Shares under this definition, the closing price of the Ordinary Shares on the Trading Market on the Trading Day immediately preceding the applicable Closing Date shall be the per share price of the Pre-Delivery Shares.

“Pre-Delivery Share Holding Amount” shall mean the amount of Pre-Delivery Shares held from time to time by the Investor.

“Pre-Delivery Share Price” means $0.001 per Pre-Delivery Share.

“Pre-Delivery Share Threshold Amount” means (i) initially 1,000,000 Ordinary Shares, and (ii) such other amount to which the Pre-Delivery Share Threshold Amount may be reduced or increased in accordance with Section 5.8, in each case as appropriately adjusted for any stock split, stock dividend, stock combination, reverse stock split, recapitalization, reclassification or other similar transaction affecting the Ordinary Shares occurring after the date of this Agreement.

“Prepayment Amount” means an amount in cash owing to the Investor equal to one hundred percent (100%) of the Outstanding Principal Amount together with any other amounts owing under the Notes then outstanding and the other Transaction Documents as of the applicable date of prepayment.

“Prepayment Notice” has the meaning set forth in Section 1.4 of the Note.

“Prepayment Right” has the meaning set forth in Section 2.4.

“Prepayment Right Date” in respect of any Note, means the Trading Day following such date as the Conversion Shares issuable in respect of such Note and the Warrant Shares issuable in respect of the Warrant issued to the holder of such Note, may be offered or sold pursuant to an effective Registration Statement or may otherwise be immediately resold under Rule 144 without restriction.

“Press Release” has the meaning set forth in Section 5.10.

“Principal Amount” has the meaning set forth in Section 2.1.

“Proceedings” has the meaning set forth in Section 3.6.

“Prohibited Transaction” means a transaction with a third party or third parties in which the Company issues or sells (or arranges or agrees to issue or sell):

(a) any debt, equity or equity-linked securities (including options or warrants) that are convertible into, exchangeable or exercisable for, or include the right to receive shares of the Company’s Capital Stock:

(i) at a conversion, repayment, exercise or exchange rate or other price that is based on, and/or varies with, a discount to the future trading prices of, or quotations for, Ordinary Shares; or

(ii) at a conversion, repayment, exercise or exchange rate or other price that is subject to being reset at some future date after the initial issuance of such debt, equity or equity-linked security or upon the occurrence of specified or contingent events (other than warrants that may be repriced by the Company); or

(b) any securities in a capital or debt raising transaction or series of related transactions which grant to an investor the right to receive additional securities based upon future transactions of the Company on terms more favorable than those granted to such investor in such first transaction or series of related transactions or contain quantitative adjustment provisions or features for the issuance of additional Company securities; and are deemed to include transactions generally referred to as equity lines of credit and stand-by equity distribution agreements, and convertible securities and loans having a similar effect, but shall not include the Permitted ATM.

“Project” means any identified data center, infrastructure, smart city, energy or technology deployment project of the Company or any Subsidiary that is financed on a project-specific basis.

“Project Subsidiary” means a Subsidiary of the Company that is formed or used to own, develop, construct or operate one or more Projects, and that the Company has designated in writing to the Investor as a Project Subsidiary. The Project Subsidiary's business must be limited to the ownership, development, construction, financing and operation of those Projects and activities reasonably related to them.

“Prospectus” means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Investor Shares covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and any “free writing prospectus” as defined in Rule 405 under the 1933 Act.

“register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registration Statement” means any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Investor Shares pursuant to the provisions of this Agreement, including the Prospectus and amendments and supplements to such Registration Statement, and including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

“Required Minimum” means, as of any date, 100% of the maximum aggregate number of Ordinary Shares then issued or potentially issuable in the future pursuant to any outstanding Notes or Warrants, ignoring any conversion or exercise limits set forth therein; provided that the conversion price shall be deemed to be the Floor Price (as defined in the Notes) then in effect under the Notes.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 3.5(a).

“Securities” means the Notes, the Warrants, and the Investor Shares (including the Pre-Delivery Shares).

“Securities Termination Event” means either of the following has occurred:

(a) trading in securities generally in the United States has been suspended or limited for a consecutive period of greater than three (3) Business Days; or

(b) a banking moratorium has been declared by the United States or the New York State authorities and is continuing for a consecutive period of greater than three (3) Business Days.

“Subsidiaries” and “Subsidiary” have the meaning set forth in Section 3.4(b).

“Subsidiary Guarantor” means Gorilla Technology PTE. LTD., a Singapore company, and wholly owned Subsidiary of the Company.

“Subsidiary Guaranty” means that certain Guaranty in the form attached hereto as Exhibit C to be executed and delivered by the Subsidiary Guarantor.

“Trading Day” means a day on which the Ordinary Shares are traded on a Trading Market.

“Trading Market” means whichever of the New York Stock Exchange, NYSE American, or the Nasdaq Stock Market (including the Nasdaq Capital Market), on which the Ordinary Shares are listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, the Notes, the Warrants, the Subsidiary Guaranty, the Transfer Agent Instruction Letter, and any other documents or agreements executed or delivered in connection with the transactions contemplated hereunder.

“Transfer Agent” shall mean Continental Stock Transfer & Trust Company, having its address at 1 State Street, 30th Floor, New York, New York 10004, Attention: Vincent Amodeo, email: [ *** ].

“Transfer Agent Instruction Letter” shall mean a letter of irrevocable instructions addressed by the Company to the Transfer Agent, acceptable to the Investor in its sole discretion.

“VWAP” means, as of any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of one Ordinary Share trading in the ordinary course of business at the applicable trading price for such date (or the nearest preceding date) on such Trading Market as reported by Bloomberg Financial L.P.; (b) if the Ordinary Shares are not then listed on a Trading Market and if the Ordinary Shares are traded in the over-the-counter market, as reported by the OTCQX or OTCQB Markets, the volume weighted average price of one Ordinary Share for such date (or the nearest preceding date) on the OTCQX or OTCQB Markets, as reported by Bloomberg Financial L.P.; (c) if the Ordinary Shares are not then listed or quoted on a Trading Market or on the OTCQX or OTCQB Markets and if prices for the Ordinary Shares are then reported in the “Pink Sheets” published by the OTC Markets Group (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price of one Ordinary Share so reported, as reported by Bloomberg Financial L.P.; or (d) in all other cases, the fair market value of one Ordinary Share as determined by an independent appraiser selected in good faith by the Investor and reasonably acceptable to the Company.

“Warrants” has the meaning set forth in Section 2.1.

“Warrant Share Amount” means in respect of any Warrant issued in a Closing the initial amount of Ordinary Shares into which such Warrant may be exercised and which shall be equal to the applicable Funding Amount for such Closing multiplied by thirty-three percent (33%) and divided by the VWAP of the Ordinary Shares on the Trading Day immediately preceding the applicable Closing Date.

“Warrant Shares” means the Ordinary Shares issuable upon exercise of the Warrants.

2. PURCHASE AND SALE OF NOTES, WARRANTS AND PRE-DELIVERY SHARES.

2.1 Purchase and Sale of the Notes, the Warrants and the Pre-Delivery Shares. Subject to the terms and conditions set forth herein at the applicable closing (each, a “Closing”, and the date each Closing is consummated being a “Closing Date”) as more particularly set forth in Section 2.2, the Company may issue and sell to the Investor, and the Investor may purchase from the Company, for an amount not to exceed the aggregate Funding Amount (a) senior convertible promissory notes, in the form attached hereto as Exhibit A (each, a “Note”), in an aggregate principal amount not to exceed One Hundred Eleven Million One Hundred Thousand and Zero/100 United States Dollars ($111,100,000.00) (the “Principal Amount”), (b) Series D Ordinary Share purchase warrants, in the form attached hereto as Exhibit B (each, a “Warrant”), registered in the name of the Investor, pursuant to which the Investor shall have the right to acquire Ordinary Shares in accordance with the terms thereof in the applicable Warrant Share Amount, and (c) Pre-Delivery Shares in the applicable Pre-Delivery Share Amount.

2.2 Closings. Subject to satisfaction or waiver of the conditions set forth in Section 6:

(a) the initial Closing (the “Initial Closing”) of the offer and sale of (i) Notes in the aggregate principal amount of Twenty-Seven Million Seven Hundred Seventy-Five Thousand and Zero/100 United States Dollars ($27,775,000.00) for a Funding Amount of Twenty-Five Million and Zero/100 United States Dollars ($25,000,000.00), (ii) Warrants to purchase an amount of Ordinary Shares equal to the applicable Warrant Share Amount, and (iii) Pre-Delivery Shares in the applicable Pre-Delivery Share Amount for the applicable Pre-Delivery Share Price, shall take place remotely via the exchange of documents and signatures and shall occur no later than ten (10) Business Days following the execution and delivery of this Agreement at such time as the Company and the Investor agree upon, orally or in writing; and

(b) any subsequent Closings (up to an aggregate principal amount of Eighty-Three Million Three Hundred Twenty-Five Thousand and Zero/100 United States Dollars ($83,325,000.00) for a proportional aggregate Funding Amount of up to Seventy-Five Million and Zero/100 United States Dollars ($75,000,000.00)) shall occur at such time and place as the Company and the Investor agree upon, orally or in writing, upon the consent of the Company and the Investor, for Note(s) in tranches in the principal amount of Eleven Million One Hundred Ten Thousand and Zero/100 United States Dollars ($11,110,000.00) for a Funding Amount of Ten Million and Zero/100 United States Dollars ($10,000,000.00) or such other principal amount and proportionate Funding Amount as the Company and the Investor may agree. In connection with the purchase of any Notes in a subsequent Closing, the Investor shall also be issued Warrants to purchase an amount of Ordinary Shares equal to the applicable Warrant Share Amount in respect of such subsequent Closing. In connection with each subsequent Closing, the Investor shall also be entitled to purchase Pre-Delivery Shares in the applicable Pre-Delivery Share Amount for the applicable Pre-Delivery Share Price. The Company may request the occurrence of a subsequent Closing following such date as no less than Eleven Million One Hundred Ten Thousand and Zero/100 United States Dollars ($11,110,000.00) of the original aggregate principal amount of the Notes issued in the Initial Closing shall have been converted or repaid in accordance with their terms.

2.3 Commitment Fee. At each Closing, as applicable, the Company shall pay to the Investor the Commitment Fee payable in respect of such Closing, in United States dollars and in immediately available funds. The Commitment Fee shall be paid by being offset against the applicable Funding Amount payable by the Investor at such Closing.

2.4 Prepayment Right. As set forth in the Notes, at any time following the Prepayment Right Date and upon giving the prior written notice set forth in each Note, the Company will have the right to pre-pay any Note at any time in accordance with the terms thereof by paying the applicable Prepayment Amount (the “Prepayment Right”); provided, that in the event that the Company elects to exercise its Prepayment Right, the Investor will have the option to convert up to one-fourth (1/4) of the amounts owing under such Note, at a price per share equal to the lesser of the Fixed Conversion Price and the Alternative Conversion Price (as defined in such Note).

2.5 Senior Obligation. As an inducement for the Investor to enter into this Agreement and to purchase the Notes and Warrants, all obligations of the Company pursuant to this Agreement and the Notes shall be senior to all other existing Indebtedness and equity of the Company with the exception of (i) the June 2026 Indenture, and (ii) the July 2026 Indenture, each between the Company and U.S. Bank Trust Company, National Association, as trustee, and (iii) any Exempted Indebtedness which the Company may be obligated under that constitutes senior Indebtedness (such Exempted Indebtedness taken together with the Indebtedness of the Company under the June 2026 Indenture and the July 2026 Indenture, the “Pari Passu Indebtedness”), and the obligations of the Company under this Agreement and the Notes shall be pari passu with (and not in any way junior to or subordinated to) the Pari Passu Indebtedness in right of payment. Upon any Liquidation Event (as defined in the Notes), (a) the Investor will be entitled to receive, before any distribution or payment is made upon, or set apart with respect to, any Indebtedness of the Company (with the exception of the Pari Passu Indebtedness) or any class of Capital Stock of the Company, an amount equal to the Outstanding Principal Amount (as defined in the Notes) and (b) the Company shall not make any principal payments under any Indenture unless the Company makes a pro rata payment to the Investor (based on the principal amount owing under the Indentures and owing under the Notes and other Transaction Documents) with respect to the Outstanding Principal Amount.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Investor and covenants with the Investor that as of each Closing Date, except as is set forth in the Disclosure Letter being delivered to the Investor as of the date hereof, as applicable (the “Disclosure Letter”), the following representations and warranties are true and correct:

3.1 Organization and Qualification. The Company is a company limited by shares duly organized and validly existing in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own its properties and to carry on its business as now being conducted. The Company is duly qualified to do business and is in good standing (if a good standing concept exists in such jurisdiction) in every jurisdiction in which the ownership of its property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

3.2 Authorization; Enforcement; Compliance with Other Instruments. The Company has the requisite corporate power and authority to execute the Transaction Documents, to issue and sell the Notes, the Warrants, the Pre-Delivery Shares and the Investor Shares issuable pursuant thereto, and to perform its obligations under the Transaction Documents, including issuing the Investor Shares on the terms set forth in this Agreement. The execution and delivery of the Transaction Documents by the Company and the issuance and sale of the Securities pursuant hereto, including without limitation the reservation of the Conversion Shares and the Warrant Shares for future issuance and the issuance of the Pre-Delivery Shares, have been duly and validly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, its shareholders or any other Person in connection therewith. The Transaction Documents have been duly and validly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar Laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

3.3 No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Pre-Delivery Shares, the Notes, the Warrants and the Investor Shares issuable in respect thereof will not (a) conflict with or result in a violation of the Company’s Amended and Restated Memorandum and Articles of Association, (b) conflict with, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any material agreement to which the Company or any of the Subsidiaries is a party, or (c) subject to the making of the filings referred to in Section 5.14, violate in any material respect any Law or any rule or regulation of the Trading Market applicable to the Company or any of the Subsidiaries or by which any of their properties or assets are bound or affected. Assuming the accuracy of the Investor’s representations in Section 4 and subject to the making of the filings referred to in Section 5.14, (i) no approval or authorization will be required from any governmental authority or agency, regulatory or self-regulatory agency or other third party (including the Trading Market) in connection with the issuance of the Notes, the Warrants, the Pre-Delivery Shares or the Investor Shares or the other transactions contemplated by this Agreement (including the issuance of the Conversion Shares upon conversion of the Notes and the Warrant Shares upon exercise of the Warrants) and (ii) the issuance of the Notes, the Warrants and the Pre-Delivery Shares, the issuance of the Conversion Shares upon the conversion of a Note and the issuance of the Warrant Shares upon exercise of a Warrant will be exempt from the registration and qualification requirements under the 1933 Act and all applicable state securities Laws.

3.4 Capitalization and Subsidiaries.

(a) The authorized Capital Stock of the Company consists of 73,500,000 Ordinary Shares and 15,000,000 preference shares. As of the close of business on December 31, 2025, 26,188,972 Ordinary Shares were issued and outstanding and zero preference shares were issued and outstanding. Since December 31, 2025, and through September 30, 2026, the Company has issued 1,427,446 additional Ordinary Shares (net of shares cancelled) and 0 additional preference shares. As of December 31, 2025, (i) an aggregate of 44,243 Ordinary Shares were issuable upon exercise of options granted under the Company’s employee stock option program, of which 44,243 shares were exercisable as of December 31, 2025, and 0 additional shares are reserved for future issuance thereunder and (ii) as of the date hereof 1,278,272 Ordinary Shares are reserved for issuance upon exercise of outstanding warrants with exercise prices ranging from $5.90 to $115.00 per share. The Company has duly reserved up to 8,050,000 Ordinary Shares for issuance upon conversion of the Notes and exercise of the Warrants. The Conversion Shares and Warrant Shares, when issued upon conversion of the Notes or exercise of the Warrants, in accordance with their respective terms, will be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof. No shares of the Company’s Capital Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. The Company’s Amended and Restated Memorandum and Articles of Association on file on the SEC’s EDGAR website are true and correct copies of the Company’s Amended and Restated Memorandum and Articles of Association as in effect as of each Closing Date. The Company is not in violation of any provision of its Amended and Restated Memorandum and Articles of Association.

(b) Schedule 3.4(b) (as referenced in the Disclosure Letter) lists each direct and indirect subsidiary of the Company (each, a “Subsidiary” and collectively, the “Subsidiaries”). Except as disclosed in Schedule 3.4(b), the Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary. No Subsidiary has any outstanding stock options, warrants or other instruments pursuant to which such Subsidiary may at any time or under any circumstances be obligated to issue any shares of its capital stock or other Equity Interests. Each Subsidiary is duly organized and validly existing in good standing under the laws of its jurisdiction of formation (if a good standing concept exists in such jurisdiction) and has all requisite power and authority to own its properties and to carry on its business as now being conducted.

(c) Except as disclosed in the Disclosure Letter, neither the Company nor any Subsidiary is bound by any agreement or arrangement pursuant to which it is obligated to register the sale of any securities (other than the Securities) under the 1933 Act. There are no outstanding securities of the Company or any of the Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem or purchase any security of the Company or any Subsidiary. There are no outstanding securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Notes, the Warrants or the Investor Shares. Neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.

(d) Except as disclosed in the Disclosure Letter, the issuance and sale of any of the Securities will not obligate the Company to issue Ordinary Shares or other securities, or to satisfy any related contractual obligations, to any other Person and will not result in the adjustment of the exercise, conversion, exchange, or reset price of any outstanding securities.

3.5 SEC Documents; Financial Statements.

(a) As of each Closing Date, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act for the two years preceding each Closing Date (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed prior to each Closing Date and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with IFRS consistently applied during the periods involved, and audited by a firm that is a member of the Public Company Accounting Oversight Board (except as may be otherwise indicated in such financial statements or the notes thereto, or, in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the consolidated results of its operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other written information provided by or on behalf of the Company to the Investor in connection with the Investor’s purchase of the Notes or the Warrants which is not included in the SEC Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are or were made, not misleading.

(c) The Company and each of the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) reasonable controls to safeguard assets are in place and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.6 Litigation and Regulatory Proceedings. Except as disclosed in the Disclosure Letter, there are no material actions, causes of action, suits, claims, proceedings, inquiries or investigations (collectively, “Proceedings”) before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of the Company or any of the Subsidiaries, threatened against or affecting the Company or any of the Subsidiaries, the Ordinary Shares or any other class of issued and outstanding shares of the Company’s Capital Stock, or any of the Company’s or the Subsidiaries’ officers or directors in their capacities as such and, to the knowledge of the executive officers of the Company, there is no reason to believe that there is any basis for any such Proceeding.

3.7 No Undisclosed Events, Liabilities or Developments. No event, development or circumstance has occurred or exists that (a) would reasonably be anticipated to have a Material Adverse Effect or (b) would be required to be disclosed by the Company under applicable securities Laws on a registration statement filed with the SEC relating to an issuance and sale by the Company of its Ordinary Shares and which has not been publicly announced.

3.8 Compliance with Law. The Company and each of the Subsidiaries have conducted and are conducting their respective businesses in compliance in all material respects with all applicable Laws and are in compliance in all material respects with the rules and regulations of the Trading Market. The Company is not aware of any facts which could reasonably be anticipated to lead to, or have the effect of, delisting of the Ordinary Shares from the Trading Market, nor has the Company received any notification that the Trading Market is currently contemplating terminating such listing.

3.9 Employee Relations. Neither the Company nor any Subsidiary is involved in any union labor dispute nor, to the knowledge of the Company, is any such dispute threatened. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company’s employ or otherwise terminate such officer’s employment with the Company.

3.10 Intellectual Property Rights. The Company and each Subsidiary owns or possesses adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights (collectively, “IP Rights”) necessary to conduct their respective businesses as now conducted. None of the material IP Rights of the Company or any of the Subsidiaries are expected to expire or terminate within three (3) years from the date of this Agreement. Neither the Company nor any Subsidiary is infringing, misappropriating or otherwise violating any IP Rights of any other Person. No claim has been asserted, and no Proceeding is pending, against the Company or any Subsidiary alleging that the Company or any Subsidiary is infringing, misappropriating or otherwise violating the IP Rights of any other Person, and, to the Company’s knowledge, no such claim or Proceeding is threatened, and the Company is not aware of any facts or circumstances which might give rise to any such claim or Proceeding. The Company and the Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their material IP Rights.

3.11 Environmental Laws. Except, in each case, as would not be reasonably anticipated to have a Material Adverse Effect, the Company and the Subsidiaries (a) are in compliance with any and all applicable Laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants, (b) have received and hold all permits, licenses or other approvals required of them under all such Laws to conduct their respective businesses and (c) are in compliance with all terms and conditions of any such permit, license or approval.

3.12 Title to Assets. The Company and the Subsidiaries have good and marketable title to all personal property owned by them which is material to their respective businesses, in each case free and clear of all liens, encumbrances and defects. Any real property and facilities held under lease by the Company or any Subsidiary are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries.

3.13 Insurance. The Company and each of the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any of the Subsidiaries has been refused any insurance coverage sought or applied for, and the Company has no reason to believe that it will not be able to renew all existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers.

3.14 Regulatory Permits. The Company and the Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from all regulatory authorities and agencies necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits with respect to which the failure to hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.15 No Materially Adverse Contracts, Etc. Except as disclosed in the Disclosure Letter, neither the Company nor any of the Subsidiaries is (a) subject to any charter, corporate or other legal restriction, or any judgment, decree or order which in the judgment of the Company’s officers has or is expected in the future to have a Material Adverse Effect or (b) a party to any contract or agreement which in the judgment of the Company’s management has or would reasonably be anticipated to have a Material Adverse Effect.

3.16 Taxes. The Company and the Subsidiaries each has made or filed, or caused to be made or filed, all United States federal and other material tax returns, reports and declarations required by any jurisdiction to which it is subject and has paid all taxes and other governmental assessments and charges that are material in amount, required to be paid by it, regardless of whether such amounts are shown or determined to be due on such returns, reports and declarations, except those being contested in good faith by appropriate proceedings and for which it has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.

3.17 Solvency. After giving effect to the receipt by the Company of the proceeds from the transactions contemplated by this Agreement (a) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature; and (b) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction.

3.18 Investment Company. The Company is not, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.19 Certain Transactions. Other than as disclosed in the SEC Documents, there are no contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director, officer or employee thereof on the other hand, that would be required to be disclosed pursuant to Item 7.B of Form 20-F promulgated by the SEC in the Company’s Form 20-F or proxy statement pertaining to an annual meeting of shareholders.

3.20 No General Solicitation. Neither the Company, nor any of its Affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Notes, the Warrants or the Investor Shares pursuant to this Agreement.

3.21 Acknowledgment Regarding the Investor’s Purchase of the Notes and the Warrants. The Company’s Board of Directors has approved the execution of the Transaction Documents and the issuance and sale of the Notes and the Warrants, based on its own independent evaluation and determination that the terms of the Transaction Documents are reasonable and fair to the Company and in the best interests of the Company and its shareholders. The Company is entering into this Agreement and is issuing and selling the Notes and the Warrants voluntarily and without economic duress. The Company has had independent legal counsel of its own choosing review the Transaction Documents and advise the Company with respect thereto. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length purchaser with respect to the Notes and the Warrants and the transactions contemplated hereby and that neither the Investor nor any Person affiliated with the Investor is acting as a financial advisor to, or a fiduciary of, the Company (or in any similar capacity) with respect to execution of the Transaction Documents or the issuance of the Notes and the Warrants or any other transaction contemplated hereby.

3.22 Brokers’, Finders’ or Other Advisory Fees or Commissions. Except as set forth in the Disclosure Letter, no brokers, finders or other similar advisory fees or commissions will be payable by the Company or any Subsidiary or by any of their respective agents with respect to the issuance of the Notes or any of the other transactions contemplated by this Agreement.

3.23 OFAC. None of the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company and/or any Subsidiary has been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”); and the Company will not directly or indirectly use any proceeds received from the Investor, or lend, contribute or otherwise make available such proceeds to its Subsidiaries or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person currently subject to any of the sanctions of the United States administered by OFAC.

3.24 No Foreign Corrupt Practices. None of the Company or any of the Subsidiaries has, directly or indirectly: (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental authority of any jurisdiction except as otherwise permitted under applicable Law; or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Foreign Corrupt Practices Act or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Company or its Subsidiaries and their respective operations and the Company has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

3.25 Anti-Money Laundering. The operations of each of the Company and the Subsidiaries are and have been conducted at all times in compliance with all applicable anti-money laundering laws, regulations, rules and guidelines in its jurisdiction of incorporation and in each other jurisdiction in which such entity, as the case may be, conducts business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental authority involving the Company or its Subsidiaries with respect to any of the Money Laundering Laws is, to the knowledge of the Company, pending, threatened or contemplated.

3.26 Disclosure. The Company confirms that neither it, nor to its knowledge, any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that the Company believes constitutes material, non-public information. The Company understands and confirms that the Investor will rely on the foregoing representations and covenants in effecting transactions in securities of the Company. All disclosures provided to the Investor regarding the Company, its business and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Company’s representations and warranties set forth in this Agreement) are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

3.27 Subsidiary Guarantor. The Subsidiary Guarantor is the legal and beneficial owner of the assets set forth in the Disclosure Letter.

4. REPRESENTATIONS AND WARRANTIES OF THE INVESTOR. The Investor represents and warrants to the Company as follows:

4.1 Organization and Qualification. The Investor is duly formed and validly existing in good standing under the laws of its jurisdiction of organization.

4.2 Authorization; Enforcement; Compliance with Other Instruments. The Investor has the requisite power and authority to enter into this Agreement, to purchase the Notes, the Warrants, the Pre-Delivery Shares and the Investor Shares and to perform its obligations under the Transaction Documents. The execution and delivery of the Transaction Documents to which it is a party have been duly and validly authorized by the Investor’s governing body and no further consent or authorization is required. The Transaction Documents to which it is a party have been duly and validly executed and delivered by the Investor and constitute valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

4.3 No Conflicts. The execution, delivery and performance of the Transaction Documents to which it is a party by the Investor and the purchase of the Notes, the Warrants, the Pre-Delivery Shares and the Investor Shares by the Investor will not (a) conflict with or result in a violation of the Investor’s organizational documents, (b) conflict with, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture, mortgage, indebtedness or instrument to which the Investor is a party, or (c) violate in any material respect any Law applicable to the Investor or by which any of the Investor’s properties or assets are bound or affected. No approval or authorization will be required from any governmental authority or agency, regulatory or self-regulatory agency or other third party in connection with the purchase of the Notes, the Warrants and the Investor Shares and the other transactions contemplated by this Agreement.

4.4 Investment Intent; Accredited Investor. The Investor is purchasing the Notes, the Warrants and the Investor Shares for its own account, for investment purposes, and not with a view towards distribution. The Investor is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D of the 1933 Act. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (a) evaluating the merits and risks of an investment in the Notes, the Warrants and the Investor Shares and making an informed investment decision, (b) protecting its own interests and (c) bearing the economic risk of such investment for an indefinite period of time.

4.5 No Other Representations. Except for the representations and warranties set forth in this Agreement and in other Transaction Documents, the Investor makes no other representations or warranties to the Company.

5. OTHER AGREEMENTS OF THE PARTIES.

5.1 Legends, etc.

(a) The Securities may only be disposed of pursuant to an effective registration statement under the 1933 Act, to the Company or pursuant to an available exemption from or in a transaction not subject to the registration requirements of the 1933 Act, and in compliance with any applicable state securities laws.

(b) Certificates evidencing the Securities will contain the following legend, so long as is required by this Section 5.1(b) or Section 5.1(c):

[NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES HAVE BEEN REGISTERED] [THESE SECURITIES HAVE NOT BEEN REGISTERED] WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. [THESE SECURITIES AND THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES] [THESE SECURITIES] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that the Investor may from time to time pledge, and/or grant a security interest in some or all of the Securities, in accordance with applicable securities laws, pursuant to a bona fide margin agreement in connection with a bona fide margin account and, if required under the terms of such agreement or account, the Investor may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval or consent of the Company and no legal opinion of legal counsel to the pledgee, secured party or pledgor shall be required in connection with the pledge, but such legal opinion may be required in connection with a subsequent transfer by the pledgee or secured party following default by the Investor. No notice shall be required of such pledge. At the Company’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the 1933 Act or other applicable provision of the 1933 Act to appropriately amend the list of selling stockholders thereunder.

(c) Certificates evidencing the Investor Shares shall not contain any legend (including the legend set forth in Section 5.1(b)): (i) while a Registration Statement is effective under the 1933 Act, (ii) following any sale of such Investor Shares pursuant to Rule 144, (iii) while such Investor Shares are eligible for sale without restriction under Rule 144(b)(1), or (iv) if such legend is not required under applicable requirements of the 1933 Act (including judicial interpretations and pronouncements issued by the Staff of the SEC). The Company shall cause its counsel to issue any legal opinion or instruction required by the Transfer Agent to comply with the requirements set forth in this Section. At such time as a legend is no longer required for the Investor Shares under this Section 5.1(c), the Company will, no later than one (1) Business Day following the delivery by the Investor to the Company or the Transfer Agent of a certificate representing Investor Shares containing a restrictive legend (such first Business Day, the “Legend Removal Date”), deliver or cause to be delivered to the Investor a certificate representing such Investor Shares that is free from all restrictive and other legends. In addition to any other remedies available to the Investor, the Company shall pay to the Investor, in cash, as partial liquidated damages and not as a penalty, for each $1,000 of Investor Shares (based on the VWAP of the Ordinary Shares on the date such Investor Shares are submitted to the Company or the Transfer Agent) delivered for removal of the restrictive or other legend, $5 per Trading Day for each Trading Day after the Legend Removal Date until such Investor Shares are delivered without a legend.  The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section except as it may reasonably determine are necessary or appropriate to comply or to ensure compliance with those applicable laws that are enacted or modified after the applicable Closing.

5.2 Furnishing of Information. As long as the Investor owns the Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the 1934 Act. As long as the Investor owns the Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Investor and make publicly available in accordance with Rule 144(c) such information as is required for the Investor to sell the Investor Shares under Rule 144. The Company further covenants that it will take such further action as any holder of the Securities may reasonably request, all to the extent required from time to time to enable such Person to sell such Investor Shares without registration under the 1933 Act within the limitation of the exemptions provided by Rule 144 or other applicable exemptions.

5.3 Integration. The Company shall not, and shall use its best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the 1933 Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the 1933 Act of the sale of the Securities to the Investor, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market that would require, under the rules of the Trading Market, the Company to obtain the approval of its shareholders.

5.4 Notification of Certain Events. The Company shall give prompt written notice to the Investor of (a) the occurrence or non-occurrence of any Event, the occurrence or non-occurrence of which would render any representation or warranty of the Company contained in this Agreement or any other Transaction Documents, if made on or immediately following the date of such Event, untrue or inaccurate in any material respect, (b) the occurrence of any Event that, individually or in combination with any other Events, has had or could reasonably be expected to have a Material Adverse Effect, (c) any failure of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any Event that would otherwise result in the nonfulfillment of any of the conditions to the Investor’s obligations hereunder, (d) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement or any other Transaction Documents, or (e) any Proceeding pending or, to the Company’s knowledge, threatened against a party relating to the transactions contemplated by this Agreement or any other Transaction Documents.

5.5 Available Stock. The Company shall at all times keep authorized and reserved and available for issuance, free of preemptive rights, such number of Ordinary Shares as are issuable upon repayment or conversion in full of the Notes and exercise in full of the Warrants at any time, which in no event shall be less than the Required Minimum. Notwithstanding the foregoing, the failure to have a sufficient number of authorized Ordinary Shares reserved and available to satisfy the Required Minimum shall not constitute a breach of this Section 5.5 so long as the Company has called the Shareholder Meeting in accordance with Section 5.13 and is using commercially reasonable efforts to obtain Shareholder Approval and increase the number of authorized Ordinary Shares. If the Company determines at any time that it does not have a sufficient number of authorized Ordinary Shares to reserve and keep available for issuance as described in this Section 5.5, the Company shall use its best efforts to increase the number of authorized Ordinary Shares by seeking the approval of its shareholders for the authorization of such additional shares.

5.6 Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Warrants to fund advance payments required to secure committed data center capacity and commence the equity portion of purchases of data center equipment for deployment pursuant to the Company’s previously announced projects with Yotta Data Services Private Limited, with any remaining proceeds to be used for general corporate purposes.

5.7 Repayment of Indebtedness. The Company shall not make any voluntary cash prepayments on any Indebtedness other than in respect of the Notes at any time while any amounts are owing under the Notes other than cash payments the Company is required to make pursuant to the express terms thereof existing on the date hereof.

5.8 Pre-Delivery Shares.

(a) On each Closing Date, the Company must issue to the Investor Pre-Delivery Shares in the applicable Pre-Delivery Share Amount as provided in Sections 2.2(a) or 2.2(b), as applicable. Following the issuance thereof to the Investor, the Investor may dispose of such Pre-Delivery Shares in its discretion, provided such Pre-Delivery Shares are disposed of pursuant to a registration statement under the 1933 Act, to the Company or pursuant to an available exemption from or in a transaction not subject to the registration requirements of the 1933 Act, and in compliance with any applicable state securities laws.

(b) Where at any time the Company is required to issue Ordinary Shares to the Investor under a Note, (I) if the aggregate Outstanding Principal Amount of the Notes held by the Investor shall be equal to or in excess of $8,000,000.00 then the Investor may, by written notice to the Company, elect to partially or wholly satisfy the Company’s obligation to issue the relevant Ordinary Shares to the Investor by reducing the Investor’s Pre-Delivery Share Threshold Amount in respect of such Note, or (II) if the aggregate Outstanding Principal Amount of the Notes held by the Investor shall be less than $8,000,000.00 or if the Investor shall have elected to exercise its right to convert the Note upon a prepayment in accordance with Section 1.4 of the Note, then the Investor shall, by written notice to the Company, wholly satisfy the Company’s obligation to issue the relevant Ordinary Shares to the Investor by reducing the Investor’s Pre-Delivery Share Threshold Amount in respect of such Note if the amount of Pre-Delivery Share Threshold Amount is sufficient to satisfy such obligation or if the Pre-Delivery Share Threshold Amount is insufficient to satisfy such obligation the Investor shall satisfy such obligation of the Company to deliver Ordinary Shares up to the then amount of the Pre-Delivery Share Threshold Amount, it being understood that the Company shall be required to issue the balance of Ordinary Shares as otherwise required. Notwithstanding the foregoing, if the aggregate Outstanding Principal Amount of the Notes held by the Investor is equal to or in excess of $8,000,000.00 immediately prior to, and less than $8,000,000.00 immediately after giving effect to, the conversion or other event giving rise to the Company’s obligation to issue Ordinary Shares (other than a conversion upon a prepayment in accordance with Section 1.4 of the Note, to which clause (II) shall apply in full), then clause (I) shall apply to a number of the relevant Ordinary Shares equal to the total number of such Ordinary Shares multiplied by a fraction, the numerator of which is the amount by which such Outstanding Principal Amount immediately prior to such conversion or other event exceeds $8,000,000.00 and the denominator of which is the amount of such Outstanding Principal Amount being converted or otherwise satisfied in connection with such conversion or other event, and clause (II) shall apply to the balance of such Ordinary Shares. Upon the satisfaction of the Company’s obligations to issue Ordinary Shares in accordance with this Section 5.8(b), then:

(i) In the case of clause (I) above, the Investor’s Pre-Delivery Share Threshold Amount in respect of such Note will be reduced by the number specified in the Investor’s notice, and in the case of clause (II) above, the Investor’s Pre-Delivery Share Threshold Amount in respect of such Note shall be reduced by the number of Pre-Delivery Shares applied to satisfy such obligation (but not below zero); and

(ii) the Company’s obligation to issue Ordinary Shares to the Investor will be satisfied to the same extent.

(c) The Investor may at any time by written notice to the Company elect to purchase a reduction in the applicable Pre-Delivery Share Threshold Amount by delivering to the Company a notice in the form of Exhibit E hereto (each, a “Pre-Delivery Share Purchase Notice”). Upon the delivery of a Pre-Delivery Share Purchase Notice by the Investor to the Company:

(i) the Investor must either:

(A)	advance in immediately available funds to the Company’s nominated account an amount determined by multiplying the reduction in the Pre-Delivery Share Threshold Amount specified in the Pre-Delivery Share Purchase Notice (the applicable “Reduction Amount”) by the Alternative Conversion Price (with the total amount being the applicable “Reduction Payment” as set forth in the applicable Pre-Delivery Share Purchase Notice); or

(B)	state in the Pre-Delivery Share Purchase Notice that the Outstanding Principal Amount of the Notes held by the Investor shall be reduced by the Reduction Payment; and

(ii) the applicable Pre-Delivery Share Threshold Amount will be reduced by the Reduction Amount.

(d) The Company may issue additional Pre-Delivery Shares to the Investor from time to time, subject to the Company first obtaining the prior written consent of the Investor. If the Company does so (in full compliance with this Agreement, and with the Investor’s prior written consent), then upon the Company doing so the applicable Pre-Delivery Share Threshold Amount will be increased by the number of additional Pre-Delivery Shares issued.

(e) Subject to Sections 5.8(f) and 5.8(g), if in respect of the Investor:

(i) there is no Outstanding Principal Amount; and

(ii) the Investor is holding Pre-Delivery Shares,

then the Investor must, either in its sole discretion (x) in the time period stipulated by the Company and on the Company’s instructions, sell its Pre-Delivery Shares (provided the Legend Removal Date shall have occurred with respect to such Pre-Delivery Shares, such shares remain listed on the Trading Market and trading in such shares shall not have been suspended by the SEC or the Trading Market, or otherwise halted for any reason) and pay 95% of the net sale proceeds to the Company, or (y) return its Pre-Delivery Shares to the Company, and upon such return the Investor shall have no further obligation under this Section 5.8(e) in respect of such returned Pre-Delivery Shares. For clarity, where at the relevant time under this Section 5.8(e), the Investor does not hold at least an amount of Pre-Delivery Shares equal to the applicable Pre-Delivery Share Threshold Amount, the Investor must first acquire them (at the Investor’s cost).

(f) If after:

(i) this Agreement terminates or expires;

(ii) there is no Outstanding Principal Amount in respect of the Investor’s Notes; and

(iii) the Investor is holding Pre-Delivery Shares and such shares may not be freely sold free from all restrictive and other legends, the Ordinary Shares are not listed for trading on the Trading Market, or trading in the Ordinary Shares has been halted or suspended by the SEC or the Trading Market or otherwise for any reason:

(iv) the Investor’s obligations under Section 5.8(e) to sell the Pre-Delivery Shares will be suspended until the conditions set forth in the foregoing clause (iii) will be alleviated; and

(v) if the conditions set forth in the foregoing clause (iii) shall not have been alleviated within sixty (60) days, then the Investor will have no further obligations under Section 5.8(e) to sell the Pre-Delivery Shares.

(g) The Investor will have no obligation to the Company under Section 5.8(e) at any time after an Event of Default under the Notes. At any time after the occurrence of an Event of Default, the Investor may, by written notice to the Company, elect to apply all or any portion of the Pre-Delivery Shares then held by the Investor against the amounts then owing to the Investor under its Notes (including the Outstanding Principal Amount and any accrued and unpaid interest, late charges and other amounts payable thereunder), in which case such amounts shall be reduced by an amount equal to the number of Pre-Delivery Shares so applied multiplied by the conversion price applicable following an Event of Default pursuant to Section 2.2(c) of the Notes, determined as of the date of such notice as if such date were the date of delivery of a Conversion Notice. Upon any such election, (i) the Pre-Delivery Shares so applied shall be deemed to be Conversion Shares issued upon conversion of the applicable Notes and shall be retained by the Investor free of any obligation under this Section 5.8, and (ii) the applicable Pre-Delivery Share Threshold Amount and Pre-Delivery Share Holding Amount shall be reduced by the number of Pre-Delivery Shares so applied.

(h) For purposes of determining the Alternative Conversion Price under this Section 5.8 the twenty (20) Trading Days prior to the delivery of the applicable Pre-Delivery Share Purchase Notice, will be deemed to be the twenty (20) Trading Days prior to the delivery of the applicable Conversion Notice, as set forth in the definition of “Alternative Conversion Price” in the Notes.

5.9 Prohibited Transactions.

The Company hereby covenants and agrees not to enter into any Prohibited Transactions without the Investor’s prior written consent, until the date that is ten (10) Business Days after such time as the Notes have been repaid in full, and/or have been converted into Conversion Shares.

5.10 Securities Laws Disclosure; Publicity. The Company shall, by 9:00 a.m. (New York City time) on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby (the “Press Release”), and shall, within one (1) day following the date hereof, file a Report on Form 6-K (the “Form 6-K”) disclosing the material terms of the transactions contemplated hereby and including this Agreement as an exhibit thereto; provided, that the Company may not issue the Press Release without the Investor’s prior written consent, which consent shall not be unreasonably withheld. The Company shall provide a copy of the draft Form 6-K to the Investor for review prior to release and the Company shall incorporate the Investor’s reasonable comments. The Company shall not issue any press release nor otherwise make any such public statement regarding the Investor or the Transaction Documents without the prior written consent of the Investor, except if such disclosure is made in a manner consistent with the Press Release or Form 6-K, or is required by law, in which case the Company shall (a) ensure that such disclosure is restricted and limited in content and scope to the maximum extent permitted by Law to meet the relevant disclosure requirement and (b) provide a copy of the proposed disclosure to the Investor for review prior to release and the Company shall incorporate the Investor’s reasonable comments. Following the execution of this Agreement, the Investor and its Affiliates and/or advisors may place announcements on their respective corporate websites and in financial and other newspapers and publications (including, without limitation, customary “tombstone” advertisements) describing the Investor’s relationship with the Company under this Agreement in a manner consistent with the Press Release or Form 6-K and including the name and corporate logo of the Company. Notwithstanding anything herein to the contrary, to comply with United States Treasury Regulations Section 1.6011-4(b)(3)(i), each of the Company and the Investor, and each employee, representative or other agent of the Company or the Investor, may disclose to any and all persons, without limitation of any kind, the U.S. federal and state income tax treatment, and the U.S. federal and state income tax structure, of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure insofar as such treatment and/or structure relates to a U.S. federal or state income tax strategy provided to such recipient.

5.11 Indemnification of the Investor. Subject to the provisions of this Section 5.11, the Company will indemnify and hold the Investor and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Investor (within the meaning of Section 15 of the 1933 Act and Section 20 of the 1934 Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, an “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents, (b) any action instituted against the Investor Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Investor Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach by such Investor Party of any agreements or understandings such Investor Party may have with any such shareholder), (c) any misrepresentation made by the Company in any Transaction Documents or in any SEC Document, (d) any omission to state any material fact necessary in order to make the statements made in any SEC Document, in light of the circumstances under which they were made, not misleading, or (e) any Proceeding before or by any court, public board, government agency, self-regulatory organization or body based upon, or resulting from the execution, delivery, performance or enforcement of any of the Transaction Documents or the consummation of the transactions contemplated thereby, and whether or not an Investor Party is party thereto by claim, counterclaim, crossclaim, as a defendant or otherwise, or if such Proceeding is based upon, or results from, any of the items set forth in clauses (a) through (e) above. If any action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to each Investor Party. Any Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Investor Party under this Agreement (y) for any settlement by an Investor Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Investor Party’s breach of any of the representations, warranties, covenants or agreements made by such Investor Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 5.11 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Investor Party against the Company or others and any liabilities the Company may be subject to pursuant to law. The provisions of this Section 5.11 shall survive the termination or expiration of this Agreement.

5.12 Non-Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide the Investor or its agents or counsel with any information that the Company believes constitutes material, non-public information. To the extent the Company provides the Investor with material, non-public information, the Company shall publicly disclose such information by thirty (30) minutes prior to the opening of trading on the next succeeding Trading Day. The Company understands and confirms that the Investor shall be relying on the foregoing representation in effecting transactions in securities of the Company.

5.13 Shareholder Meeting. The Company shall, within seventy-five (75) days after the date of the Initial Closing (unless the Notes are no longer outstanding as of such date) (the “Shareholder Meeting Deadline”), call a special meeting of shareholders of the Company (the “Shareholder Meeting”) and provide each shareholder entitled to vote at the Shareholder Meeting a proxy statement, in a form reasonably acceptable to the Investor and Lucosky Brookman LLP, at the expense of the Company. The proxy statement, if any, shall solicit each of the Company’s shareholders’ affirmative vote at the Shareholder Meeting for approval of resolutions (“Shareholder Resolutions”) providing for the increase of the authorized Ordinary Shares from 73,500,000 to 200,000,000 (such affirmative approvals being referred to herein as the “Shareholder Approval”, and the date such Shareholder Approval is obtained, the “Shareholder Approval Date”), and the Company shall use its reasonable best efforts to solicit its shareholders’ approval of such resolutions and to cause the Board of Directors to recommend to the shareholders that they approve such resolutions. The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Meeting Deadline. If, despite the Company’s reasonable best efforts the Shareholder Approval is not obtained on or prior to the Shareholder Meeting Deadline, the Company shall cause subsequent Shareholder Meetings to be held on or prior to the sixty (60) day anniversary of the prior Shareholder Meeting thereafter until such Shareholder Approval is obtained. The obligation to hold subsequent shareholder meetings pursuant to the prior sentence can be satisfied by adjourning any given special meeting and reconvening it prior to the thirty (30) day anniversary of the latest Shareholder Meeting (or the most recent reconvening of a Shareholder Meeting), if permitted under applicable law.

5.14 Listing of Securities. The Company shall: (a) in the time and manner required by each Trading Market on which the Ordinary Shares are listed, prepare and file with such Trading Market a listing of additional shares form or equivalent document covering the Investor Shares and which shall elect to use home country rules in respect of the transactions contemplated by this Agreement, (b) take all steps necessary to cause such shares to be approved for listing on each Trading Market on which the Ordinary Shares are listed as soon as possible thereafter, (c) provide to the Investor evidence of the submission of such listing of additional shares form, and (d) maintain the listing of such shares on each such Trading Market.

5.15 Antitrust Notification. If the Investor determines, in its sole judgment and upon the advice of counsel, that the issuance of the Notes, the Warrants and the Investor Shares pursuant to the terms hereof would be subject to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Company shall file as soon as practicable after the date on which the Company receives notice from the Investor of the applicability of the HSR Act and a request to so file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required to be filed by it pursuant to the HSR Act in connection with such issuance.

5.16 Share Transfer Agent. The Company has informed the Investor of the name of its share transfer agent and represents and warrants that the transfer agent participates in the Depository Trust Company Fast Automated Securities Transfer program. The Company shall not change its share transfer agent without the prior written consent of the Investor.

5.17 Tax Treatment. The Investor and the Company agree that for U.S. federal income tax purposes, and applicable state, local and non-U.S. income tax purposes, the Notes are not intended to be, and shall not be, treated as indebtedness. Neither the Investor nor the Company shall take any contrary position on any tax return, or in any audit, claim, investigation, inquiry or proceeding in respect of taxes, unless otherwise required pursuant to a final determination within the meaning of Section 1313 of the Internal Revenue Code of 1986, as amended, or any analogous provision of applicable state, local or non-U.S. law.

5.18 Set-Off.

(a) The Investor may set off any of its obligations to the Company (whether or not due for payment), against any of the Company’s obligations to the Investor (whether or not due for payment) under this Agreement and/or any other Transaction Documents.

(b) The Investor may do anything necessary to effect any set-off undertaken in accordance with this Section 5.18 (including varying the date for payment of any amount payable by the Investor to the Company).

5.19 Dispositions and Transfer of Assets. The Subsidiary Guarantor shall at all times remain a wholly-owned Subsidiary of the Company, and prior to the receipt by the Company and/or any Project Subsidiary of gross proceeds of no less than $500,000,000 from the incurrence or issuance of Exempted Indebtedness, the Company shall not permit the transfer or other disposition of the Subsidiary Guarantor’s contracts with Yotta Data Services Private Limited (“Yotta”) and/or affiliates of Yotta in a manner that would (after giving effect to such transfer or other disposition and the application of any proceeds thereof) be materially adverse to the interests of the Investor without the prior written consent of the Investor.

6. CLOSING CONDITIONS

6.1 Conditions Precedent to the Obligations of the Investor. The obligations of the Investor to fund the Notes, the Warrants and the Pre-Delivery Shares at each Closing are subject to the satisfaction or waiver by the Investor, at or before the applicable Closing, of each of the following conditions:

(a) Required Documentation. The Company must have delivered to the Investor: (i) a duly executed certificate of an officer of the Company and the Subsidiary Guarantor providing a Subsidiary Guaranty appending thereto (A) copies of duly executed resolutions or consents, of the directors, members or manager, as applicable, approving and consenting to such party’s execution, performance of its obligations under the Transaction Documents and the transaction contemplated thereby, (B) a certificate of good standing or equivalent document dated no more than five days prior to the applicable Closing Date, in respect of such party, (C) true and correct copies of the organizational documents of such party, and (D) incumbency signatures of such party; and (ii) copies of each Transaction Document, duly executed by the Company, the Subsidiary Guarantor, the Transfer Agent and any other party thereto that is not the Investor, as applicable;

(b) Consents and Permits. The Company must have obtained and delivered to the Investor copies of all necessary permits, approvals, and registrations necessary to effect this Agreement, the Transaction Documents and any of the transactions contemplated hereby or thereby, including pursuant to Section 3.14 of this Agreement;

(c) Trading Market Approval. The Company shall have either (i) submitted a listing of additional shares form with the Trading Market relating to the issuance of the Notes, the Warrants, the Pre-Delivery Shares, and, upon conversion of the Notes, the Conversion Shares, and upon exercise of the Warrants, the Warrant Shares, if required by the rules and regulations of the Trading Market, or (ii) obtained and delivered to the Investor copies of all necessary Trading Market approvals for the issuance of the Notes, the Warrants, the Pre-Delivery Shares, and, upon the conversion of the Notes, the Conversion Shares, and upon exercise of the Warrants, the Warrant Shares;

(d) No Event(s) of Default. The Investor must be of the reasonable opinion that no Event of Default has occurred and no Event of Default would result from the execution of this Agreement or any of the Transaction Documents or the transactions contemplated hereby or thereby;

(e) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though made on and as of such date;

(f) Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the applicable Closing;

(g) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

(h) No Suspensions of Trading in the Ordinary Shares; Listing. Trading in the Ordinary Shares shall not have been suspended by the SEC or any Trading Market (except for any suspensions of trading of not more than one day on which the Trading Market is open solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Ordinary Shares shall have been at all times since such date listed for trading on a Trading Market;

(i) Limitation on Beneficial Ownership. The issuance of the Notes, the Warrants and the Pre-Delivery Shares shall not cause the Investor Group to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the 1934 Act which exceeds the Maximum Percentage of the Equity Interests of such class that are outstanding at such time;

(j) Funds Flow Request. The Company shall have delivered to the Investor a flow of funds request, substantially in the form set out in Exhibit D;

(k) Opinions of Counsel. The Investor shall have received opinions of United States and Cayman Islands counsel to the Company and its Subsidiaries, acceptable to the Investor in its sole discretion; and

(l) Pre-Delivery Shares. The Company shall have issued Pre-Delivery Shares in the applicable Pre-Delivery Share Amount to the Investor.

6.2 Conditions Precedent to the Obligations of the Company. The obligations of the Company to issue the Notes, the Warrants and the Pre-Delivery Shares are subject to the satisfaction or waiver by the Company, at or before the applicable Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Investor contained herein shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though made on and as of such date;

(b) Performance. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Investor at or prior to the applicable Closing; and

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

7. EVENTS OF DEFAULT

7.1 Events of Default. The occurrence of any of the following events shall be an “Event of Default” under this Agreement:

(a) an Event of Default (as defined in the Notes);

(b) any of the representations or warranties made by the Company or any of its agents, officers, directors, employees or representatives in any Transaction Documents or public filing being inaccurate, false or misleading in any material respect, as of the date as of which it is made or deemed to be made, including as of each Closing Date, or any certificate or financial or other written statements furnished by or on behalf of the Company to the Investor or any of its representatives, is inaccurate, false or misleading, in any material respect, as of the date as of which it is made or deemed to be made, including as of each Closing Date; or

(c) a failure by the Company to comply with any of its covenants or agreements set forth in this Agreement, including those set forth in Section 9 (other than Section 9.1(c)).

7.2 Investor’s Rights to Investigate an Event of Default. If in the Investor’s reasonable opinion, an Event of Default has occurred, or is or may be continuing:

(a) the Investor may notify the Company that it wishes to investigate such purported Event of Default;

(b) the Company shall cooperate with the Investor in such investigation;

(c) the Company shall comply with all reasonable requests made by the Investor to the Company in connection with any investigation by the Investor and shall (i) provide all information requested by the Investor in relation to the Event of Default to the Investor; provided that the Investor agrees that any materially price sensitive information and/or non-public information will be subject to confidentiality, and (ii) provide all such requested information within three (3) Business Days of such request; and

(d) the Company shall pay all reasonable costs incurred by the Investor in connection with any such investigation.

7.3 Remedies Upon an Event of Default

(a) If an Event of Default occurs and is continuing pursuant to Section 7.1(a), the Investor shall have such remedies as are set forth in the Notes.

(b) If an Event of Default occurs and is continuing pursuant to Section 7.1(b) or Section 7.1(c) and is not remedied within (i) two (2) Business Days for an Event of Default occurring by the Company’s failure to comply with Section 7.1(c), or (ii) five (5) Business Days for an Event of Default occurring pursuant to Section 7.1(b), the Investor may declare, by notice to the Company, effective immediately, all outstanding obligations by the Company under the Transaction Documents to be immediately due and payable in immediately available funds and the Investor shall not have any obligation to consummate a Closing or to accept the conversion of its Notes into Conversion Shares.

8. TERMINATION

8.1 Events of Termination. This Agreement:

(a) may be terminated:

(i) by the Investor on the occurrence or existence of a Securities Termination Event or a Change of Control;

(ii) by the Company or the Investor, by written notice to the Investor or the Company, as applicable, effective immediately, if the Initial Closing has not occurred by November 8, 2026 or such later date as the Company and the Investor agree in writing, provided that the right to terminate this Agreement under this Section 8.1(a)(ii) is not available to any party that is in material breach of or material default under this Agreement or whose failure to fulfill any obligation under this Agreement has been the principal cause of, or has resulted in, the failure of a Closing to occur; or

(iii) by the Investor, in accordance with Section 7.3(b).

8.2 Effect of Termination.

(a) Subject to Section 8.2(b), each party’s right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies.

(b) If the Investor terminates this Agreement under Section 8.1(a)(iii), the Investor may declare, by notice to the Company, all outstanding obligations by the Company under the Transaction Documents to be due and payable without presentment, demand, protest or any other notice of any kind, all of which are expressly waived by the Company, anything to the contrary contained in this Agreement or in any other Transaction Documents notwithstanding.

(c) Nothing in this Agreement will be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

9. REGISTRATION RIGHTS

9.1 Registration.

(a) Registration Statement. Promptly, but in any event no later than thirty (30) days from each Closing Date (the “Filing Deadline”), the Company shall prepare and cause to be submitted or filed with the SEC a Registration Statement or a prospectus supplement, as applicable, covering the resale of all of the Pre-Delivery Shares and the Investor Shares issuable in respect of the Notes and Warrants in such Closing. The foregoing Registration Statement shall be filed on Form F-3 or any successor form thereto. The Company represents that it is, and covenants that for so long as any Securities remain outstanding it shall use its reasonable best efforts to remain, eligible to use Form F-3 for the registration of the resale of the Investor Shares. If, notwithstanding the foregoing, Form F-3 is not available to the Company for such purpose, the Company shall file such Registration Statement on Form F-1 by the Filing Deadline and shall, promptly (and in any event within ten (10) Business Days) after the Company becomes eligible to use Form F-3, file a Registration Statement on Form F-3 (or a post-effective amendment converting the Form F-1 into a Registration Statement on Form F-3) covering all Investor Shares then covered by such Form F-1. Each Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided to the Investor and its counsel at least five (5) Business Days prior to its filing or other submission and the Company shall incorporate all reasonable comments provided by the Investor or its counsel.

(b) Expenses. Except as otherwise expressly provided herein, the Company will pay all fees and expenses incident to the performance of or compliance with this Section 9, including all fees and expenses associated with effecting the registration of the Investor Shares, including all filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing Investor Shares for sale under applicable state securities laws, listing fees, fees and expenses of one counsel to the Investor and the Investor’s reasonable expenses in connection with the registration, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Investor Shares being sold.

(c) Effectiveness. The Company shall use its commercially reasonable efforts to have each Registration Statement declared effective as soon as practicable after the initial confidential submission or public filing thereof, as applicable, but in no event later than the date that is sixty (60) days following the applicable Closing Date (or, in the event the SEC conducts a review of such Registration Statement, the date that is ninety (90) days following the applicable Closing Date), or as soon as practicable thereafter. Subject to the acceleration provision set forth in the second paragraph of the Notes, the failure of any Registration Statement to be declared effective by any particular date shall not constitute a breach of this Agreement or an Event of Default. The Company shall notify the Investor by e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after such Registration Statement is declared effective and shall simultaneously provide the Investor with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(d) Piggyback Registration Rights. If the Company at any time determines to file a registration statement under the 1933 Act to register the offer and sale, by the Company, of Ordinary Shares (other than (x) on Form S-4 or Form S-8 under the 1933 Act or any successor forms thereto, (y) an at-the-market offering, or (z) a registration of securities solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), the Company shall, as soon as reasonably practicable, give written notice to the Investor of its intention to so register the offer and sale of Ordinary Shares and, upon the written request, given within five (5) Business Days after delivery of any such notice by the Company, of the Investor to include in such registration the Investor Shares (which request shall specify the number of Investor Shares proposed to be included in such registration), the Company shall cause all such Investor Shares to be included in such registration statement on the same terms and conditions as the Ordinary Shares otherwise being sold pursuant to such registered offering.

9.2 Company Obligations. The Company will use its commercially reasonable efforts to effect the registration of Investor Shares in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a) cause each Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the first date on which all Pre-Delivery Shares issued, and all Investor Shares issuable in respect of the Notes or Warrants issued, in connection with the applicable Closing have been sold by the Investor (the “Effectiveness Period”) and advise the Investor in writing when the Effectiveness Period has expired;

(b) prepare and file with the SEC such amendments and post-effective amendments and supplements to each Registration Statement and the Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Investor Shares covered thereby;

(c) provide copies to and permit counsel designated by the Investor to review all amendments and supplements to a Registration Statement no fewer than three (3) Business Days prior to its filing with the SEC and not file any document to which such counsel reasonably objects;

(d) furnish to the Investor and its legal counsel, without charge, (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company (but not later than two (2) Business Days after the filing date, receipt date or sending date, as the case may be) one copy of each Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as the Investor may reasonably request in order to facilitate the disposition of the Investor Shares that are covered by the related Registration Statement;

(e) immediately notify the Investor of any request by the SEC for the amending or supplementing of a Registration Statement or Prospectus or for additional information;

(f) prevent the issuance of any stop order or other suspension of effectiveness and, if such order is issued, obtain the withdrawal of any such order at the earliest possible moment and notify the Investor of the issuance of any such order and the resolution thereof, or its receipt of notice of the initiation or threat of any proceeding for such purpose;

(g) prior to any public offering of Investor Shares, register or qualify or cooperate with the Investor and its counsel in connection with the registration or qualification of such Investor Shares for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Investor and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Investor Shares covered by a Registration Statement and the Company shall promptly notify the Investor of any notification with respect to the suspension of the registration or qualification of any of such Investor Shares for sale under the securities or blue sky laws of such jurisdictions or its receipt of notice of the initiation or threat of any proceeding for such purpose;

(h) immediately notify the Investor, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, a Registration Statement or Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the Prospectus, in light of the circumstances in which they were made), and promptly prepare, file with the SEC and furnish to the Investor a supplement to or an amendment of such Registration Statement or Prospectus as may be necessary so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of such Prospectus, in light of the circumstances in which they were made);

(i) comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act;

(j) hold in confidence and not make any disclosure of information concerning the Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to complete a Registration Statement or to avoid or correct a misstatement or omission in such Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement, and upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Investor and allow the Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information; and

(k) take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of all Investor Shares pursuant to each Registration Statement.

9.3 Indemnification.

(a) Indemnification by the Company. The Company will indemnify and hold harmless the Investor Parties, from and against any losses to which they may become subject under the 1933 Act or otherwise, arising out of, relating to or based upon: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary Prospectus, final Prospectus or other document, including any Blue Sky Application (as defined below), or any amendment or supplement thereof or any omission or alleged omission of a material fact required to be stated therein or, in the case of the Registration Statement, necessary to make the statements therein not misleading or, in the case of any preliminary Prospectus, final Prospectus or other document, necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; (ii) any Blue Sky Application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Investor Shares under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iii) any violation or alleged violation by the Company or its agents of the 1933 Act, the 1934 Act or any similar federal or state law or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to any action or inaction required of the Company in connection with the registration or the offer or sale of the Investor Shares pursuant to any Registration Statement; or (iv) any failure to register or qualify the Investor Shares included in any such Registration Statement in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on the Investor’s behalf and will reimburse the Investor Parties for any legal or other expenses reasonably incurred by them in connection with investigating, preparing or defending any such losses; provided, however, that the Company will not be liable in any such case if and to the extent, but only to the extent, that any such losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by the Investor or any such controlling Person in writing specifically for use in such Registration Statement or Prospectus.

(b) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim, action, suit or proceeding with respect to which it seeks indemnification following such Person’s receipt of, or such Person otherwise becoming aware of, the commencement of such claim, action, suit or proceeding and (ii) permit such indemnifying party to assume the defense of such claim, action, suit or proceeding with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person or (C) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure or delay of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure or delay to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

(c) Contribution. If for any reason the indemnification provided for in the preceding paragraph (a) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation. The indemnity and contribution agreements contained in this Section are in addition to any other rights or remedies that any indemnified party may have under applicable law, by separate agreement or otherwise.

9.4 Effect of Failure to File and Maintain Effectiveness of any Registration Statement. In addition to any other remedies provided under the Transaction Documents, if (i) a Registration Statement covering the resale of all of the Investor Shares required to be covered thereby and required to be submitted or filed with the SEC by the Company pursuant to Section 9.1 is not so submitted or filed with the SEC on or before the Filing Deadline (a “Filing Failure”), (ii) on any day after the effective date of a Registration Statement sales of all of the Investor Shares required to be included on such Registration Statement cannot be made pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, a failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, a suspension or delisting of (or a failure to timely list) the Ordinary Shares on a Trading Market, or a failure to register a sufficient number of Ordinary Shares or by reason of a stop order) or the prospectus contained therein is not available for use for any reason (a “Maintenance Failure”), other than the period of time where the Registration Statement is not effective due to a post-effective amendment filing to the Registration Statement after an Annual Report on Form 20-F is filed, or (iii) if the Company fails to file with the SEC any required reports under Section 13 or 15(d) of the 1934 Act such that it is not in compliance with Rule 144(c)(1) (or Rule 144(i)(2), if applicable) (a “Current Public Information Failure”) as a result of which the Investor is unable to sell those Investor Shares included in such Registration Statement without restriction under Rule 144 (including, without limitation, volume restrictions), then, as partial relief for the damages to any holder by reason of any such delay in, or reduction of, its ability to sell the underlying Ordinary Shares (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each holder of Investor Shares relating to such Registration Statement an amount in cash equal to two percent (2.0%) of the Outstanding Principal Amount of all outstanding Notes (A) on the date of such Filing Failure, Maintenance Failure or Current Public Information Failure, as applicable, and (B) on every thirty (30) day anniversary of (I) a Filing Failure until such Filing Failure is cured, (II) a Maintenance Failure until such Maintenance Failure is cured, and (III) a Current Public Information Failure until the earlier of (i) the date such Current Public Information Failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144 (in each case, pro-rated for periods totaling less than thirty (30) days). The payments to which a holder of Investor Shares shall be entitled pursuant to this Section 9.4 are referred to herein as “Registration Delay Payments.” Following the initial Registration Delay Payment for any particular event or failure (which shall be paid on the date of such event or failure, as set forth above), without limiting the foregoing, if an event or failure giving rise to the Registration Delay Payments is cured prior to any thirty (30) day anniversary of such event or failure, then such Registration Delay Payment shall be made on the third (3rd) Trading Day after such cure. Notwithstanding the foregoing, (i) no single event or failure with respect to a particular Registration Statement shall give rise to more than one type of Registration Delay Payment with respect to such Registration Statement, (ii) no Registration Delay Payments shall be owed to the Investor with respect to any period during which all of the Investor Shares may be sold by the Investor without restriction under Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) no Registration Delay Payments shall be owed with respect to any Investor Shares excluded from a Registration Statement by election of the Investor.

10. RESERVED.

11. GENERAL PROVISIONS

11.1 Fees and Expenses. At the Initial Closing, the Company shall reimburse the Investor up to $120,000.00 of due diligence costs and reasonable fees and disbursements of Lucosky Brookman LLP in connection with the preparation of the Transaction Documents (of which $35,000 was paid prior to the date hereof), it being understood that Lucosky Brookman LLP has not rendered any legal advice to the Company in connection with the transactions contemplated hereby and that the Company has relied for such matters on the advice of its own counsel. Except as specified above, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Notes, the Warrants and the Investor Shares.

11.2 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section prior to 5:00 p.m. (New York time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section on a day that is not a Business Day or later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:

Gorilla Technology Group Inc.
64 North Row
London, United Kingdom W1K 7DA
Telephone: [ *** ]
Email: [ *** ]
Attention: Bruce Bower

With a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
31 West 52nd Street
New York, NY 10019
Telephone: [ *** ]
Email: [ *** ]
Attention: [ *** ]

If to the Investor:

[ *** ]
c/o [ *** ]
[ *** ]
[ *** ]
Telephone: [ *** ]

Email:	[ *** ] and
[ *** ]

Attention: [ *** ]

With a copy (which shall not constitute notice) to:

Lucosky Brookman LLP
101 Wood Avenue South
Fifth Floor
Woodbridge, NJ
Telephone: [ *** ]
Email: [ *** ]
Attention: [ *** ]

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

11.3 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

11.4 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without reference to principles of conflict of laws or choice of laws.

11.5 Jurisdiction and Venue. Any action, proceeding or claim arising out of, or relating in any way to this Agreement shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York. The Company and the Investor irrevocably submit to the jurisdiction of such courts, which jurisdiction shall be exclusive, and hereby waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. The prevailing party in any such action shall be entitled to recover its reasonable and documented attorneys’ fees and out-of-pocket expenses relating to such action or proceeding.

11.6 WAIVER OF RIGHT TO JURY TRIAL. THE COMPANY AND THE INVESTOR HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS.

11.7 Survival. The representations, warranties, agreements and covenants contained herein shall survive each Closing and the delivery of the Securities.

11.8 Entire Agreement. The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

11.9 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

11.10 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

11.11 Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the Company and the Investor and their respective successors and assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor. The Investor may assign any or all of its rights under this Agreement to any Person to whom the Investor assigns or transfers any Securities, provided such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to an “Investor” and such transferee is an accredited investor.

11.12 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

11.13 Further Assurances. Each party hereto shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.14 Counterparts. This Agreement may be executed in multiple counterparts, including separate counterpart signature pages for the Company and the Investor, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by the Company and the Investor and delivered to the other party. Signature pages delivered by facsimile or e-mail shall have the same force and effect as an original signature.

11.15 Specific Performance. The Company acknowledges that monetary damages alone would not be adequate compensation to the Investor for a breach by the Company of this Agreement, and the Investor may seek an injunction or an order for specific performance from a court of competent jurisdiction if (a) the Company fails to comply or threatens not to comply with this Agreement or (b) the Investor has reason to believe that the Company will not comply with this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Securities Purchase Agreement as of the date first set forth above.

COMPANY:

GORILLA TECHNOLOGY GROUP INC.

By:	/s/ Bruce Bower
Name:	Bruce Bower
Title:	Chief Financial Officer

[Signature Page of Securities Purchase Agreement]

INVESTOR SIGNATURE PAGE

INVESTOR:

[ *** ]

By: ________________________________

Name: [ *** ]

Title: Authorized Signatory

Initial Closing

Principal Amount of Notes: $27,775,000.00

Funding Amount of Notes: $25,000,000.00

Warrants: 850,612

Pre-Delivery Shares: 1,000,000

Purchase Price for Pre-Delivery Shares: $1,000.00

[Signature Page of Securities Purchase Agreement]

EXHIBIT A

FORM OF NOTE

[See attached]

EXHIBIT B

FORM OF WARRANT

[See attached]

EXHIBIT C

FORM OF SUBSIDIARY GUARANTY

[See attached]

EXHIBIT D

FLOW OF FUNDS REQUEST

Gorilla Technology Group Inc. – Securities Purchase Agreement – Flow of Funds Request

In connection with the Securities Purchase Agreement, dated October 29, 2026 (the “Agreement”) between Gorilla Technology Group Inc., a company limited by shares organized under the laws of the Cayman Islands (the “Company”) and the investor party thereto, and its successors or permitted assigns (the “Investor”), the Company irrevocably authorizes the Investor to distribute such funds as set out below, in the manner set out below, as of the applicable Closing.

Capitalized terms used but not otherwise defined in this letter will have the meaning given to such terms in the Agreement.

Item	Amount
Closing	$25,000,000.00
Counsel to Investor’s Fees	$(85,000.00)
Commitment Fee	$(750,000.00)
Total	$24,165,000.00

Please transfer the net amount of US $24,165,000.00 due at the applicable Closing, to the following bank account:

Routing #:	[●]
Account #	[●]
FBO:	[●]
[●]
[●]
Bank:	[●]
[●]
[●]

Yours sincerely,

GORILLA TECHNOLOGY GROUP INC.

By:

Name:

Title:

EXHIBIT E

PRE-DELIVERY SHARE PURCHASE NOTICE

Gorilla Technology Group Inc. – Securities Purchase Agreement – Pre-Delivery Share Purchase Notice

Date: ____________, 20__

To: Gorilla Technology Group Inc. (the “Company”)

Reference is made to the Securities Purchase Agreement, dated October 29, 2026 (the “Agreement”), between the Company and the investor party thereto, and its successors or permitted assigns (the “Investor”). Capitalized terms used but not otherwise defined in this notice have the meanings given to them in the Agreement. This notice constitutes a Pre-Delivery Share Purchase Notice delivered pursuant to Section 5.8(c) of the Agreement.

1. Reduction Amount. The undersigned Investor hereby elects to reduce its Pre-Delivery Share Threshold Amount by ____________ Pre-Delivery Shares (the “Reduction Amount”).

2. Reduction Payment. The Alternative Conversion Price, determined in accordance with Section 5.8(h) of the Agreement by reference to the twenty (20) Trading Days prior to the delivery of this notice, is $____________ per Ordinary Share, and the Reduction Payment (being the Reduction Amount multiplied by the Alternative Conversion Price) is $____________.

3. Method of Payment. The Investor elects to satisfy the Reduction Payment as follows (check one):

☐ (A) Cash Payment: the Investor will advance the Reduction Payment in immediately available funds to the Company’s nominated account set forth below in accordance with Section 5.8(c)(i)(A) of the Agreement; or

☐ (B) Principal Reduction: the Investor hereby states, in accordance with Section 5.8(c)(i)(B) of the Agreement, that the Outstanding Principal Amount of the Notes held by the Investor shall be reduced by $____________, being 100% of the Reduction Payment, such that the Outstanding Principal Amount of the Investor’s Notes following such reduction is $____________.

4. Adjusted Pre-Delivery Share Threshold Amount. In accordance with Section 5.8(c)(ii) of the Agreement, upon delivery of this notice the Investor’s Pre-Delivery Share Threshold Amount is reduced by the Reduction Amount, from ____________ Pre-Delivery Shares to ____________ Pre-Delivery Shares.

Company’s nominated account (if Cash Payment is elected), as most recently notified in writing by the Company to the Investor:

Bank: ____________;

Account Name: ____________;

Account Number: ____________;

ABA/SWIFT: ____________.

[INVESTOR NAME]

By:
Name:
Title: